Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

PROPOSED ELECTION AND APPOINTMENT OF DIRECTOR

The board of directors (the “Board”) of PetroChina Company Limited (the “Company”, together with its subsidiaries, the “Group”) hereby announces that the Board has proposed to elect and appoint Mr. Huang Yongzhang (“Mr. Huang”) as director of the Company, subject to the approval of the shareholders of the Company (the “Shareholder”).

The biographical details of Mr. Huang are set out below:

Huang Yongzhang, aged 53, is a professor-level senior engineer and holds a PhD. He has nearly 30 years of working experience in China’s petroleum industry. He served as a member of the Party committee and Vice President of CNPC International (Nile) Ltd., a member of the Party committee, Vice President and concurrently as safety director of China National Oil Exploration and Development Corporation, the Executive Vice President of CNPC Middle East Corporation, and deputy secretary of the Party working committee of CNPC Middle East. He served as secretary of the Party working committee and leader of the coordination group of CNPC Middle East and President of CNPC Middle East Corporation from January 2018. He was appointed as a member of the Party committee and Vice President of China National Petroleum Corporation in April 2020.

Save as disclosed above, as at the date of this announcement, Mr. Huang (i) did not hold any directorship in any other listed companies in the past three years; (ii) has no relationship with any other director, supervisor, senior management, substantial Shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong (the “Listing Rules”)) or controlling Shareholder (as defined in the Listing Rules) of the Company; and (iii) does not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Save as disclosed above, as at the date of this announcement, there is no information on Mr. Huang that needs to be disclosed pursuant to rule 13.51(2)(h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders.

The term of Mr. Huang’s appointment as director of the Company shall commence upon the approval by the Shareholders and will be three years. The director’s emolument will be fixed by the Board pursuant to the authorization granted by the Shareholders by reference to the director’s duties, responsibilities and performance and the results of the Group.

The notice and circular containing, among others, the proposed election and appointment of director of the Company will be dispatched to the Shareholders in due course.

By order of the Board
PetroChina Company Limited
Secretary to the Board
Wu Enlai

Beijing, the PRC

11 June 2020

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Li Fanrong as Vice Chairman and non-executive Director; Mr. Liu Yuezhen, Mr. Lv Bo and Mr. Jiao Fangzheng as non-executive Directors; Mr. Duan Liangwei as executive Director; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.